NR07-17

September 26, 2007

Cardero and Newmont Propose to Form Strategic Gold Exploration Alliance targeting NW Argentina

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, AMEX: CDY, Frankfurt: CR5) is pleased to announce that it has agreed on a non-binding term sheet with respect to the commercial terms for the formation of a regional exploration alliance (“Alliance”) with Newmont Ventures Limited (“Newmont”) to jointly conduct exploration for a variety of gold deposit types in north-west Argentina.

During the past three years, Cardero’s Argentinean exploration teams have performed extensive in-house district scale target generation and subsequent follow-up regional exploration surveys specifically targeting bulk tonnage potential gold properties and concepts.  Cardero will utilize this comprehensive regional experience to prioritize targets and to manage and operate the exploration program on behalf of the Alliance.  In return, Cardero will have access to Newmont’s propriety exploration technologies, including proven ‘mine-finding’ ultra-low detection geochemical and geophysical techniques, as well as the specialist technical expertise of the global gold mining giant.

The full terms of the proposed Alliance will be announced upon final approval and execution of the definitive agreement.  The parties have commenced exploration work in order to take full advantage of the forthcoming Argentinean field season.

Regional Exploration Alliance

The Alliance will operate within the northern portion of Cardero’s Sediment Hosted Vein (SHV) project area, where Cardero holds twelve gold bearing properties encompassing some 1,200 square kilometres as part of its SHV Gold targeting initiative.  The Alliance will cover an area of approximately 36,000 square kilometres (Figure 1).

Newmont will not, by virtue of its participation in the Alliance, earn any interest in any existing Cardero properties.  However, it will have the right to earn an interest in certain Cardero properties through separate option agreements, as discussed below.

Cardero’s high priority Incahuasi Gold project lies outside of the Alliance area, and therefore is not subject to any of the terms of the Alliance agreement.  The Incahuasi Project will be the subject of further drilling and associated work by Cardero in the coming field season.

Existing Cardero Properties within the Alliance Area

Existing Cardero properties located within the Alliance area have been designated as either Option Properties or Excluded Properties.

Excluded Properties

Cardero has excluded four properties from the Alliance (shown in red on Figure 2) and will continue to advance these projects independently during the forthcoming field season.

Option Properties

All other Cardero properties within the Alliance area have been designated as Option Properties (shown in green in Figure 2).  Newmont will not earn any interest in these properties through the Alliance, but has the right to elect to enter into an option to acquire an interest in some or all of the excluded properties at any time during the term of the Alliance.

Exploration Alliance Property Acquisitions

Any properties acquired by the Alliance will be held, initially, 50:50 by Cardero and Newmont, subject to dilution.

Regional Exploration Alliance Work Program

Under the terms of the Alliance, Cardero will have access to proprietary Newmont exploration technologies such as Bulk Leach Extractable Gold (BLEG) sampling, interpretation of remote sensing imagery and interpretation of geophysical data.

Newmont commenced interpretation of Aster satellite imagery in recent weeks and this review is almost complete.  Fieldwork in the upcoming months will be focussed on regional BLEG sampling with approximately 2,000 samples planned to screen 11,000 square kilometres of prospective terrain previously identified by Cardero geoscientists.  This work will ideally place the Alliance to rapidly advance targets.  Detailed geophysical surveys on pre-existing targets will begin in October with subsequent targets identified by BLEG sampling being screened later in the field season.

Funding

Terms of the Alliance, include expenditures of up to $4.5 million over three exploration phases.  Full details of such expenditures will be announced upon final approval and execution of the definitive agreement.

“We are extremely pleased with the prospect of entering into a long term alliance with a company of Newmont’s global expertise” stated Henk Van Alphen, Cardero's President & CEO.  “It is a considerable vote of confidence that Newmont has chosen Cardero as a strategic partner and should give our shareholders comfort that the Company is creating gold opportunities of interest to major mining companies.  The Alliance will also enable Cardero to leverage its exploration assets and focus on new opportunities, some of which it hopes to be in a position to announce in the near future”.

Exposure to Asset-Backed Commercial Paper

The Company would like to confirm that it has no exposure to any asset-backed commercial paper.  Other than cash held by its subsidiaries for their immediate operating needs in Mexico, Argentina and Peru, all of the Company’s cash reserves are on deposit with a major Canadian chartered bank or invested in GIC’s issued by that bank.

About Cardero Resource Corp.

The Company is currently exploring projects in Argentina, Mexico and Peru.  It is actively evaluating new gold, copper and iron projects, while continuing to maintain an ongoing pipeline of prospects.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the settlement and execution of formal documentation with respect to the proposed regional exploration alliance with Newmont, the cost and timing of future anticipated exploration programs and the results thereof and the potential discovery and delineation of mineral deposits/resources/reserves as a result of exploration by the proposed Cardero/Newmont regional exploration alliance.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the inability of the Company and Newmont to agree on the final terms of the proposed regional exploration alliance with the result that the alliance will not come to fruition, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Company or Newmont to obtain any necessary permits, consents or authorizations required for their respective activities, including in connection with the regional exploration alliance, the inability of the Company to produce minerals from its properties successfully or profitably, the inability of the Company to continue its projected growth, the inability of the Company to raise the necessary capital to continue its operations or to fund its commitments under the regional exploration alliance with the consequent dilution and possible loss of its interest therein, or to be able to fully implement its planned business strategies.

All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.